SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Ad-hoc-Release

May 16, 2002

Notice in Accordance with sec. 15 of the Securities Trading Act of E.ON AG

E.ON: Group internal operating profit significantly higher on earnings surge in core energy business

E.ON posted a Group internal operating profit of €1,293 million in the first quarter of 2002—a 46 percent increase from the comparable prior-year figure of €884 million, which was adjusted for goodwill amortization and discontinued operations. This significant increase results mainly from sharply higher earnings in E.ON's core energy business. At €1,004 million, E.ON Energie's internal operating profit climbed 89 percent from the comparable prior-year figure of €532 million. This marked increase mainly stems from operational improvements at E.ON Energie's electricity business in Germany including cost-management measures and the full consolidation of Sydkraft and Heingas. Moreover, the first three months of 2001 had been characterized by the unsatisfactory situation in the German power sector.

For full-year 2002, E.ON expects to increase Group internal operating profit from the previous year's high figure. The Company does not expect to maintain the first quarter's high rate of earnings growth, which was especially due to the effects of first-time consolidations. At its Energy Division, E.ON expects positive earnings effects from the continuing recovery of electricity prices, cost-cutting measures, merger synergies, the inclusion of Sydkraft and Heingas as well as other acquisitions. Overall, the Company anticipates that its Energy Division will report a higher internal operating profit for full-year 2002. However, the rate of increase will be considerably lower compared with the first three months of the year, since Sydkraft and Heingas had not yet been fully consolidated in the first quarter of 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: May 16, 2002

By: ______________________

Michael C. Wilhelm
Senior Vice President
Accounting

GESAMT SEITEN 04